August 27, 2008

Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Nguyen Parker,

We have received the comments in your letter dated August 19, 2008 in review of Frontier Oil Corporation’s 2007 Annual Report on Form 10-K and 2008 Definitive Proxy Statement on Form 14-A.  The following response from the Company relates to the points raised in your letter.

SEC Comments on Form 10-K for the fiscal year ended December 31, 2007

General
1.
We note your response to prior comment 1.  Given the amount of crude oil transported by certain pipelines (for example, the Osage Pipeline transported 94% of your crude oil for 2007) and the terms under the Transportation Service Agreement which requires the transportation of 36,000 bpd, representing approximately 25% of your daily production, it appears that certain arrangements to transport your oil may be material to your operations.  To further assess the materiality of these pipeline arrangements and the requirement to file the contracts covering these arrangements, please tell us whether alternatives means to transport your crude oil are readily available.  If alternative means are not available, please discuss the impact on your operations of losing any of these arrangements.

Company response

The Company uses a number of different common carrier pipelines (in the normal course of its business to transport crude oil to its refineries from various storage terminals and production sites.  Our Form 10-K includes specific disclosures regarding four of these pipelines, specifically, the Express, Plains All American, Spearhead and Osage Pipelines.  The Company does not file transportation agreements for these pipelines as exhibits to our Form 10-K for the following reasons:

1) The four pipelines are common carrier pipelines under the U.S. Federal Energy Regulatory Commission (“FERC”), and rates that we pay to these pipelines (as well as other terms of use) are publicly available in the tariffs filed by pipeline owners and approved by the FERC.  These regulated tariffs, as may be modified from time to time, can be independently accessed and evaluated by investors.

2) We have agreed to make minimum payments and/or ship minimum volumes on certain pipelines in the normal course of our business at terms consistent with the publicly filed tariffs.

3) The dollar amount of our pipeline transportation commitments is disclosed under the title “Contractual Cash Obligations” and in footnote 9 “Commitments and Contingencies” to our Form 10-K for the fiscal year ended December 31, 2007.

4) Payments made under the individual transportation arrangements noted by the Staff are not material to the Company on an annual basis.  For example, while total payments to Osage Pipeline (used to transport crude oil to the El Dorado Refinery) amounted to $8.3 million in 2007, our transportation agreement with Osage Pipeline required payments of approximately $300,000 in 2007.  We do not believe that the terms of our pipeline transportation agreements are material to our business.

5) If we were to lose access to crude pipelines that supply either of our Refineries, we would develop alternative means of transportation including truck and rail shipments, and alternative pipelines.  The Cheyenne Refinery has historically received crude oil via two common carrier crude pipelines that, while not presently used by the Cheyenne Refinery, may be available for our use.  The El Dorado Refinery tank farm is connected to three crude oil pipelines, of which the Company presently uses one.  If we were to lose access to the current provider (Osage Pipeline), we would work expeditiously to access one or both of the other two lines to supply crude oil to our El Dorado Refinery.

6) Based upon the application of FERC tariffs and regulations including the pro-rationing policies included with the pipeline tariffs, we believe that we will continue to have access to common carrier pipelines where we have established a record of historical use.

7) We believe that access to pipeline transportation is material to our business, and we disclose the business risks of losing access to pipeline transportation if a pipeline ceases to operate (note the Risk Factors in our Form 10-K for the fiscal year ended December 31, 2007).  In response to the Staff’s comment, we would propose to enhance that disclosure beginning with our Form 10-Q for the period ending September 30, 2008 as follows:

“Our operations could be subject to significant interruption, and our profitability could be impacted if either of the Refineries experienced a major accident or fire, was damaged by severe weather or other natural disaster, or was otherwise forced to curtail its operations or shut down.  If a crude oil pipeline became inoperative, crude oil would have to be supplied to our Refineries through an alternative pipeline or from additional tank trucks to the Refineries.  ▲Alternative supply arrangements could require additional capital expenditures, hurt our business and profitability and cause us to operate the affected Refinery at less than full capacity until pipeline access was restored or crude oil transportation capacity was fully replaced.”

Frontier Oil Corporation understands and acknowledges that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	Staff comments or changes to the disclosure in response to Staff comments do note foreclose the Commission from taking any action with respect to the filing; and
3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you in advance for your review of our responses; we look forward to discussing these with you.

Sincerely,

/s/ Michael C. Jennings
Michael C. Jennings
Executive Vice President - CFO

Cc:           Bob Jewell, Andrews & Kurth LLP
Dave Rooney, Deloitte & Touche LLC